P.E. 1/18/02

0-30848

U.S. POST OFFICE
DELAYED

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√... Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...√...

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 16 November 2001

By: ______________________

Name: C Jobe
Title: Company Secretary

Northern Rock plc

Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 15 November 2001 of 92,500 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £5.90 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 2,556,406 Ordinary 25p Shares, representing 0.61% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

16 November 2001